

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 19, 2017

Kevin Rubin
Chief Financial Officer
Alteryx, Inc.
3345 Michelson Drive, Suite 400
Irvine, California 92612

> **Re:** **Alteryx, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 10, 2017**
> **CIK No. 0001689923**

Dear Mr. Rubin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Key Factors Affecting Our Performance, page 60

1. Please clarify whether the increase in subscription revenue of 2.6 times and 1.7 times for 2014 and 2015 cohort year, respectively, represented an increase in accumulated revenue from initial subscription.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Dollar-Based Net Revenue Retention Rate, page 62

2.   We note your response to comment 5. Given that your subscription terms could be more than one year, please tell us how your quarterly dollar-based net revenue retention rate reflects your ability to retain and expand relationships with existing customers in the long term. Specifically, please describe in detail how the dollar based net revenue retention rate relates to your customer cohort chart on page 60.

Results of Operations, page 66

3.   We note your response to comment 6. You indicated on pages 60-61 that you calculated the annualized subscription revenue in each cohort year. If so, please tell us why you are not able to calculate the revenue generated from existing customers. Based on your response, we understand that your future revenue potential is directly related to the revenue generated by existing customers. In addition, please clarify in detail the evidence you obtained to make you "believe" that a substantial majority of the revenue is attributable to existing customers.

4.   We note your response to comment 7. Your response indicated that the corresponding increase in cost of revenue was fully reflected in nine months ended 2016 for most new hires in fiscal year 2015. We note the similar explanation applied to changes in cost of revenue between fiscal years 2015 and 2014. We further note that there were 20 new employees in fiscal year 2015 with an increase in cost of approximately $2 million versus 6 new employees for nine months ended 2016 with a cost increase of $3.2 million. As previously requested, please tell us the reason(s) for a much higher increase in amount for nine months ended 2016.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications